SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                              KENETECH CORPORATION
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                                (Name of Issuer)

        8 1/4% Preferred Redeemable Increased Dividend Equity Securities
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                         (Title of Class of Securities)

                                    488878307
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                                 (CUSIP Number)
                                                     with a
                                                     copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 992-8700
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 23, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.                         488878307
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1)  Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above
    Persons):

                                Stephen Feinberg
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2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
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3)  SEC Use Only
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4)  Source of Funds (See Instructions):  WC
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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e):
                                 Not Applicable
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6)  Citizenship or Place of Organization:           United States

 Number of                               7) Sole Voting Power:                *
 Shares Beneficially                     8) Shared Voting Power:              *
 Owned by
 Each Reporting                          9) Sole Dispositive Power:           *
 Person With:                           10) Shared Dispositive Power:         *
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:      5,860*
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                               Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):      5.7%*
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14)  Type of Reporting Person (See Instructions):       IA, IN
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*    3,020  shares  (2.9%) of 8 1/4%  Preferred  Redeemable  Increased  Dividend
     Equity Securities (the "Preferred  Stock") are owned by Cerberus  Partners,
     L.P.,  a  limited   partnership   organized  under  the  laws  of  Delaware
     ("Cerberus"). 1,980 shares (1.9%) of Preferred Stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 80 shares (less than 0.1%) of Preferred Stock are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"). Stephen Feinberg possesses sole voting and investment control over all shares of the Preferred Stock owned by Cerberus, International and Ultra. In addition, 780 shares (0.8%) of Preferred Stock are owned by various other persons and entities for which Stephen Feinberg possesses certain investment authority. See Item 5 for further information.

Item 1. Security and Issuer.

     This statement relates to the 8 1/4% Preferred Redeemable Increased Dividend Equity Securities (the "Preferred Stock"), of Kenetech Corporation (the "Company"), whose principal executive offices are located at 500 Sansome Street, Suite 300, San Francisco, California 94111.

Item 2. Identity and Background.

     The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P. ("Cerberus"), and (ii) the investment manager for each of Cerberus International, Ltd. ("International"), Ultra Cerberus Fund, Ltd. ("Ultra") and certain other private investment funds (the "Funds"). Cerberus, International, Ultra and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     All funds used to purchase securities of the Company on behalf of Cerberus, International, Ultra and the Funds come directly from the assets of Cerberus, International, Ultra and the Funds, respectively.

Item 4. Purpose of Transaction.

     The acquisition of the securities referred to in Item 5 is for investment purposes on behalf of Cerberus, International, Ultra and the Funds, respectively, and Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Based upon information set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as of March 13, 1998 there were issued and outstanding 102,492 shares of the Preferred Stock.+ As of April 23, 1998, Cerberus owned 3,020 shares of such Preferred Stock, or 2.9% of those outstanding; International owned 1,980 shares of such Preferred Stock, or 1.9% of those outstanding; Ultra owned 80 shares of such Preferred Stock, or less than 0.1% of those outstanding; and the Funds in the aggregate owned 780 shares of such Preferred Stock, or 0.8% of those outstanding. Stephen Feinberg possesses (i) sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International and Ultra and (ii) power to direct the disposition of the securities of the Company owned by the Funds.

     The only transaction by Cerberus, International, Ultra and the Funds in the Preferred Stock during the past sixty days was the April 23, 1998 purchase by Cerberus of 2,500 shares of the Preferred Stock in an ordinary broker's transaction at a purchase price of $206.25 per share of Preferred Stock.++

________________
+ Beneficial ownership of the Preferred Stock is held in the form of Depositary Shares, each representing a one-fiftieth (1/50) interest in a share of Preferred Stock. The 5,860 shares of Preferred Stock subject to this Schedule are represented by 293,000 Depositary Shares. The holder of each Depositary Share has the right to instruct the depositary how to vote the underlying shares of Preferred Stock.

++ As noted above, each Depositary Share represents a one-fiftieth (1/50) interest in a share of Preferred Stock. Thus, the purchase price of $206.25 per share of Preferred Stock represents a purchase price of $4.125 per Depositary Share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7. Material to be Filed as Exhibits.

        Not applicable.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                            May 1, 1998


                                            /s/ Stephen Feinberg
                                            ____________________________________
                                            Stephen Feinberg, in his capacity as
                                            the  managing   member  of  Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of   Cerberus   International,
                                            Ltd.,  Ultra Cerberus Fund, Ltd. and
                                            the Funds



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).